                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25


                                                 Commission File Number 33-23473

                           NOTIFICATION OF LATE FILING

     (Check One): |X| Form 10-KSB |_| Form 11-K |_| Form 20-F |_| Form 10-Q
                                 |_| Form N-SAR

         For Period Ended:        December 31,
                           --------------------
2002

|_| Transition Report on Form 10-KSB |_| Transition Report on Form 10-Q |_| Transition Report on Form 20-F |_| Transition Report on Form N-SAR |_| Transition Report on Form 11-K
         For the Transition Period Ended:


                   Read attached instruction sheet before preparing form. Please print or type.


         Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

         If the notification related to a portion of the filing check above, identify the item(s) to which the notification relates:

-------------------------------------------------------------------------------

                                     PART I
                             REGISTRANT INFORMATION

Full name of registrant         Cordia Corporation
                         ------------------------------------------------------

Former name if applicable

-------------------------------------------------------------------------------


Address of principal executive office (Street and number)
                                           549 Main Street
--------------------------------------------------------------------------------

City, state and zip code          New Rochelle, New York  10801
                         -------------------------------------------------------

217400

                                   Page 2 of 3
                                     Part II
                             RULE 12b-25 (b) AND (c)


         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed: (Check box if appropriate)

         |X|      (a)      The reasons described in reasonable detail in Part
                           III of this form could not be eliminated without unreasonable effort or expense;

         |X|      (b)      The subject annual report on Form 10-KSB will be
                           filed on or before the fifteenth calendar day following the prescribed due date;

         | |      (c)      The accountant's statement or other exhibit required
                           by Rule 12b-25(c) has been attached if applicable.


                                    PART III
                                    NARRATIVE

         State below in reasonable detail the reasons why Form 10-KSB could not be filed within the prescribed period.

                  The preparation of the Company's Annual Report on Form 10-KSB for the fiscal year ended December 31, 2002 was delayed due to the inability of the Company to obtain in a timely manner certain material third party legal and receivable verifications required by the Company to complete the preparation of its fiscal 2002 financial statements.

                  As a result of the foregoing, the Company's Annual Report on Form 10-KSB for the year ended December 31, 2002, was not completed. The Company anticipates filing the Form 10-KSB within the extension period provided under Rule 12b-25.

                                     PART IV
                                OTHER INFORMATION

         (1) Name and telephone number of person to contact in regard to this notification.

                  Eric M. Hellige                      (212) 421-4100
                  ----------------------------------------------------------


         (2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding twelve months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify such reports.

                           Yes |X|                   No |_|

         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                           Yes |X|                   No |_|

       The Company anticipates reporting revenues for the year ended December 31, 2002, of approximately $6,005,000 an increase of $2,188,000, or approximately 57%, over the revenues from fiscal year ended December 31, 2001. Quarterly revenues for the three-months ended December 31, 2002 were approximately $1,749,000, an increase of approximately $310,000, or approximately 21%, over quarterly revenues for the prior year's fourth quarter.


         CORDIA CORPORATION has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.



Date:  March 31, 2003                       By:  /s/ Patrick Freeman
                                                 -------------------------------
                                                 Name:  Patrick Freeman
                                                 Title:  Chief Executive Officer